Mail Stop 0406

								December 28, 2004

Darryl Cozac
Chief Executive Officer
Sprout Development, Inc.
c/o Paracorp Incorporated
318 No. Carson Street Suite #208
Carson City, Nevada  89701

	Re:    	Sprout Development, Inc.
		Amendment No. 1 to Form F-1
		Filed December 3, 2004
		File No. 333-119735

Dear Mr. Cozac:

	We have reviewed your filing and have the following comments.

General
1. We note your response that the holders of Class D preferred shares will not have their shares cancelled upon receipt of the Sprout shares as previously disclosed but will retain their preferred shares and that an exchange is therefore not being effected. Please tell us the chronology of events that occurred in establishing the terms of the offering being registered. Your supplemental response advises that the distribution ratios were determined by the president of Puroil and the president of Sprout whereas the disclosure states on page 11 that the ratio "was determined by arm`s-length negotiation between the Puroil president and the Puroil Class D preferred shareholders." It appears that an initial determination was made that the preferred shares would be cancelled and returned to treasury and that the terms of the transaction are still being negotiated such that those shares will no longer be cancelled. Please provide a complete response regarding when and by whom the terms of the offering were established.
2. Because all the recipients of the securities in the distribution are underwriters, the securities they receive will not be freely transferable, and could typically be resold only by using the prospectus, or a subsequent prospectus. With a view to disclosure, describe the steps you will take to ensure that transfers by these underwriters will only be made by means of registered transfers or upon demonstration of the availability of an exemption to the satisfaction of the issuer. For example, will a legend be printed on the certificates delivered to the holders or will stop transfer instructions be provided to the transfer agent? What steps have or will be taken to ensure that subsequent transfers by the underwriters will comply with the registration requirements of the Securities Act?
What measures has the issuer taken to ensure that the underwriters comply with the prospectus delivery requirements?

Cover Page
3. We note that the cover page refers to selling the "securities" at
"a fixed price of $.10 per share". Because there are two classes of securities that are being offered for sale, namely the common stock and warrants, the initial offering price for each class of securities being offered should be stated on the cover page. Please revise accordingly.
4. Please condense the information in the first and fourth paragraphs to eliminate duplicative text and to present only the information that is necessary to understand the nature of the transactions being registered and the securities involved in those transactions. Reformat the presentation to avoid complex, long sentences with lettered sub-clauses.
5. See prior comment 8. We reissue this comment. State on the cover page that the warrants will expire 12 months from the effective date of this registration statement.
6. Please include on the cover page the rate at which shares of stock and warrants will be distributed to Puroil holders. Shareholders should know from the cover page disclosure how many shares of Sprout they will receive in relation to the Puroil shares held. It appears that this information is disclosed on page 11 but a concise description should be on the cover page.

Summary
7. See prior comment 11. We reissue this comment in part. Please remove the reference to "certain information" from the first sentence.
8. See prior comment 12. The revised disclosure describes your reliance on a channel sales model; however, the disclosure is unclear. Revise the sentence on page 1 that reads in part "accessing the clients of business promote or sell products that would tend to have an interest in one`s own products" to describe more clearly how the model is expected to operate.
9. Regarding the four paragraphs following the Summary Statement of
Operations Data on page 3, it appears that the first two paragraphs should be deleted as they are repetitive of information presented on page 1. The paragraph relating to how the company plans to generate revenues seems more appropriately included under the subtitle Our Company where your address briefly the company`s business plans.

Reasons for the Offer and Use of Proceeds
10. Please remove the reference to "arm`s length negotiations" as they are inappropriate in this context. Consider this comment in evaluating other text in your filing that refers to related party transactions.

Use of Proceeds
11. See prior comment 21. Revise the disclosure in Use of Proceeds, consistent with the Expenses of the Distribution chart on page 29, to state the total estimated cost related to the offering being registered.
12. See prior comment 22. We were unable to locate a supplemental copy of the agreement with the consultant as previously requested. Supplementally advise where in the prospectus you discuss the services to be provided by the consultant and the $10,000 fee in exchange for those services. Furthermore, please explain why a contract of this type in the amount of $10,000 is not material to the company whose assets total less than $80,000. See Item 601(b)(10)(i)(B).

Business
13. See prior comments 23 and 24. We reissue our prior comments. We note your supplemental responses that references to third-party websites and research reports have been deleted from the prospectus;
however, the www.mediate.com, http://www.cdc.gov/nchs/nsfg.htm, www.localendar.com, www.infocode.com.au, www.timetrade.comand, and www.TimetoParent.com continue to be referenced in the prospectus. Similarly, you continue to include references to the National Center for Health Statistics and Centers for Disease Control. If you wish to include these sources, please provide the supplemental marked copies previously requested.

Operating and Financial Review and Prospectus Management`s Discussion and Analysis of Plan of Operation, page 17
14. We note your response to comment number 33. Your response states that the professional and legal expenses were not capitalized as prepaid expenses yet your disclosure on page 17 still states such. We further note that your disclose still states that these costs will be charged against Capital in Excess of Par Value upon receipt of the stock proceeds. Revise your disclosures accordingly. We note your reference to generally accepted accounting principles in your response. Tell us the specific literature under GAAP that supports your accounting.
15. We note your response to comment number 34. Revise to disclose your accounting policy for offering costs within your accounting policies in your audited financial statements.
16. We reissue prior comment 29. Please identify with specificity the average monthly costs for the company on a going forward basis.
What will your anticipated general and administrative costs after effectiveness of this filing? What will be the effect of known changes as a result of becoming a reporting company? Please provide clear disclosure regarding your historical costs relating to registering the distribution and resales and known trends regarding future activities once the filing has been declared effective.

Selling Shareholders, page 25
17. We note your revisions to the shareholder table, which have substituted the listing of shares and warrants with a reference to "units" held pre- and post-distribution. Because you are registering the distribution and resale of shares, warrants and shares underlying the warrants and not "units," the shareholder table presentation must reflect the transaction being registered. Please revise the presentation accordingly.
18. Please revise the table to include all the information required by Item 507 of Regulation S-B for each class of securities offered.
For example, the security ownership prior to and after the distribution is not clear. The listing should correspond to the 6 million shares and 2 million warrants referenced on the cover page.
In this regard, it is unclear how Mr. Cozac`s 13.9 million shares ties in with your total of 4,000,000. Ensure that the aggregate securities offered by the listed selling security holders correspond to the total number of each class of securities you register for resale Please revise.

Material Contracts, page 35
19. We note that you have revised the disclosure on page 35
relating
to the material contract with Mr. Cozac for the "child-time-management software concept." You state that the license gives Sprout "access to a concept and not a developed product" and permits
Sprout to "develop, market, sell and sub-lease software" based on that concept but does not protect against competitors that develop
similar products.   It is unclear from this description that any
underlying ownership right has been conveyed with the "concept" and that a "license" actually exists. It appears that the "concept" relates to activities that any anyone can engage in and the transferor has no right to exclude others from engaging in those activities. The use of the term "license" in this context therefore appears to be inappropriate. Please advise.

Exhibits
20. See prior comment 39. The license agreement should be filed under Item 601(b)(10) as a material contract rather than under Item
601(b)(4), which relates to instruments defining the rights of security holders.
21. We are unable to concur with your response to prior comment
41.
What is the basis for your belief that there are no material federal
tax consequences and that a tax opinion is not required? We note that page 37 of the prospectus states that you believe the distribution will be treated as a "tax-free return of capital to the extent that the fair market value of such portion of the amount received does not exceed the stockholder`s basis in the Puroil Common
Stock held. . . ." The conclusion that the transaction is tax-free to
shareholders is material to investors and must be supported by an opinion of counsel or an independent public or certified accountant.
Please provide a tax opinion in support of the tax consequences.
See
Item 601(b)(8) of Regulation S-B. The prospectus disclosure should identify tax counsel, the matters covered by the opinion, and the relevant Internal Revenue Code sections.
22. In light of your disclosures on page 37 regarding the tax treatment of the distribution, your answer to the question on tax treatment does not provide a clear statement as to the tax consequences and in that regard is not consistent with that disclosure. Please revise.

Signatures
23. We reissue our prior comment 43. Please indicate who is signing in the capacity of authorized representative in the United States.

Financial Statements

Independent Auditors Report, page F-2
24. We note your response to comment number 44. In the future, please ensure that the audits performed by your independent auditors comply with all of the PCAOB`s audit requirements. Specifically, see
"Auditing Standard No. 3 - Audit Documentation."

Note 1 - Organization and Summary of Significant Accounting
Policies
Fair value of Financial Instruments and Derivative Financial
Instruments
25. We note your response to comment 46 but note that the reference to SFAS 119 is still included in your filing. Revise to clarify the accounting literature you follow for your financial instruments and derivative financial instruments.

Note 5 - Issuance of shares and warrants
26. We note your response to comment number 47.   Supplementally
tell
us about the restrictions on the shares that were issued to Mr. Cozac and Mr. Balsara. Tell us how these restrictions affected the valuation of the share price.
27. We note your response to comment number 49 but do not believe that you have addressed the issuance of shares to Mr. Balsara. Revise and tell us why the shares were issued to Mr. Balsara.

Recent Sales of Unregistered Securities
28. On page 41 you state that the shares issued to Mr. Cozac were issued as consideration for establishing the Company and contributing the concept underlying the Company`s business plan. This is not consistent with your disclosure on page 41. Please revise accordingly. We further note on page 41 that you disclose that no cash consideration was paid for these shares yet on page F-5 you disclose they were issued for cash. Supplementally tell us and revise your filing.

*              *              *              *

      As appropriate, please amend your filing in response to
these
comments.  You must submit an electronic version of the filing with
the amendment that is marked in accordance with Item 310 of Regulation S-T. You may wish to provide us with marked copies of the
amendment in paper format to expedite our review.   Please furnish
a
cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. That response letter should be filed electronically. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You should contact Christine Davis at (202) 942-2894, if you have questions or comments on the financial statements and related matters. If you require further assistance with respect to financial statement and accounting matters, you may contact Lisa Mitrovich, Assistant Chief Accountant, at (202) 942-1836. With respect to all other matters, please contact Maryse Mills-Apenteng at (202) 942-
1861
with any questions, or, in her absence, the undersigned at (202)
942-
1818.  If you still require further assistance, please call
Assistant
Director Barbara Jacobs at (202) 942-1800.

	Sincerely,



	Mark P. Shuman
	Branch Chief - Legal


cc:	Via facsimile: (403) 272-2620
	W. Scott Lawler, Esq.